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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                                (RULE 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)

                              RIO ALGOM LIMITED
                               (Name of Issuer)

                                Common Shares
                        (Title of Class of Securities)

                                  766889109
                                (CUSIP Number)

                              Kevin N. Thompson
                Vice-President, Secretary and General Counsel
                                 Noranda Inc.
             P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                           Toronto, Ontario M5J 2T3
                                (416) 982-7475
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 18, 2000
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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CUSIP No. 766889109                   13D                Page 2 of 7 Pages
----------------------------                      ------------------------------


--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]

          NOT APPLICABLE                                                                                (b) [ ]
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

           OO
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                                                   4,992,808
        SHARES           -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
       OWNED BY                                                    NOT APPLICABLE
         EACH            -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                                                  4,992,808
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                                                   NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,992,808
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

          NOT APPLICABLE                                                                                [ ]
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------

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CUSIP No. 766889109                   13D                Page 3 of 7 Pages
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


--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          BRASCAN CORPORATION
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                         (b) [ ]
          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                                                   NOT APPLICABLE
         SHARES          -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                                                   NOT APPLICABLE
          EACH           -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                                                  NOT APPLICABLE
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                                                   NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,992,808 SHARES HELD INDIRECTLY THROUGH ITS INTEREST IN ITS AFFILIATE, NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          [ ]

         NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
--------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------------------------------------------

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CUSIP No. 766889109                   13D                Page 4 of 7 Pages
----------------------------                      ------------------------------




--------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          EDPERPARTNERS LIMITED
--------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                        (b) [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                                             [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          ONTARIO, CANADA
--------------------------------------------------------------------------------------------------------------------
                         7      SOLE VOTING POWER
       NUMBER OF                                                   NOT APPLICABLE
         SHARES          -------------------------------------------------------------------------------------------
     BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                                                   NOT APPLICABLE
          EACH           -------------------------------------------------------------------------------------------
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH                                                  NOT APPLICABLE
                         -------------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                                                   NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,992,808 SHARES HELD INDIRECTLY THROUGH ITS INTEREST IN ITS AFFILIATE, NORANDA INC.
--------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                         [ ]

          NOT APPLICABLE
--------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
--------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------------------------------------------

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CUSIP No. 766889109                   13D                Page 5 of 7 Pages
----------------------------                      ------------------------------

         This Amendment No. 2 to Schedule 13D, which was originally filed on April 24, 2000 (the "Original Schedule 13D") and amended on June 23, 2000 ("Amendment No. 1"), relating to the Common Shares of Rio Algom Limited ("Rio Algom"), a corporation incorporated under the laws of the Province of Ontario, Canada, is being filed by Noranda Inc. ("Noranda"), Brascan Corporation ("Brascan"), and EdperPartners Limited ("EdperPartners"), with Noranda, Brascan and EdperPartners being sometimes referred to hereinafter as the "Reporting Persons." Except as set forth in this Amendment No. 2, the information contained in the Original Schedule 13D, as amended by Amendment No. 1, has not changed. All dollar amounts shown in this Amendment No. 2 are in Canadian dollars.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds used by Noranda to purchase the Common Shares of Rio Algom listed in Item 5(c) of this Amendment No. 2 was approximately $12.9 million. Noranda obtained such funds through the issuance of commercial paper. The notes mature within 365 days from the date of issuance. Noranda maintains unused committed term credit facilities and cash in amounts sufficient to meet payment at maturity of the aggregate principal amount and accrued interest on all outstanding notes.

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CUSIP No. 766889109                   13D                Page 6 of 7 Pages
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Noranda owns 4,992,808 Common Shares of Rio Algom, representing approximately 8.2% of the outstanding Common Shares of Rio Algom (based upon the 60,625,924 Common Shares reported as outstanding by Rio Algom in its Annual Report for its fiscal year ended December 31, 1999). Brascan and EdperPartners do not directly own any Common Shares of Rio Algom, but may be deemed to beneficially own the Common Shares of Rio Algom held by Noranda.

         (b) Noranda has the sole power to direct the vote and sole power to direct the disposition of all the Common Shares of Rio Algom held by it. The other Reporting Persons have the indirect power to direct the vote and to direct the disposition of the Common Shares of Rio Algom held by Noranda through their respective direct and/or indirect interests in Noranda.

         (c) Since the date of Amendment No. 1, Noranda made the following purchases of Common shares of Rio Algom: 16,100 shares on June 29, 2000 at $17.30 per share; 245,500 shares on July 11, 2000 at $17.411 per share; 198,700 shares on July 13, 2000 at $17.60 per share; 213,608 shares on July 18, 2000 at $17.428 per share; and 63,800 shares on July 20, 2000 at $17.151 per share. Noranda made each of these purchases from a broker.

         (d) Not applicable.

         (e) Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99.1 Schedule of Directors and Executive Officers of the Reporting Persons (incorporated by reference to Exhibit 99.1 to Amendment No. 1)

         99.2 Joint Filing Agreement Required by Rule 13d-1(k)(incorporated by reference to Exhibit 99.2 to the Original Schedule 13D)

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 20, 2000                            NORANDA INC.


                                         By: /s/ AARON W. REGENT
                                             -----------------------------
                                         Name:  Aaron W. Regent
                                         Title: Executive Vice-President,
                                         Chief Financial Officer


                                         EDPERPARTNERS LIMITED

                                         By: /s/ DAVID W. KERR
                                            ------------------------------
                                         Name:  David W. Kerr
                                         Title: Co-Chief Executive


                                         BRASCAN CORPORATION


                                         By: /s/ JACK L. COCKWELL
                                             -----------------------------
                                         Name:  Jack L. Cockwell
                                         Title: President and Chief
                                         Executive Officer